EXHIBIT 99.1

NXT Energy Solutions Advises of Filing of Q3-2017 Results and Investor Call

CALGARY, Alberta, Nov. 14, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) advises that its interim financial and operating results for the three month quarter ended September 30th, 2017 (“Q3-2017”) have been filed in Canada on SEDAR at www.sedar.com, and will be available in the USA on EDGAR at www.sec.gov/edgar, and on NXT’s website at http://www.nxtenergy.com/.

A condensed summary from the Q3-2017 interim consolidated financial statements, with comparative figures for the three month period ended September 30th, 2016 (“Q3-2016”) is given below.

George Liszicasz, NXT Energy’s President and CEO, noted “We have made significant progress in developing new business opportunities and we look forward to discussing these, and the status of our ongoing projects, with our investors during the upcoming conference call.”

NXT Energy advises that it will host a brief investor and media conference call, hosted by George Liszicasz, on Thursday, November 16th, 2017 at 2:30 pm MT (4:30 pm ET), to discuss the Q3-2017 results, and recent business development initiatives.

Interested parties are invited to participate in this call, using one of the applicable numbers as follows:

Operator assisted, toll-free, dial-in number: 1-800-806-5484
Canada & USA	416-340-2217
International *	https://www.confsolutions.ca/ILT?oss=7P1R8008065484
Passcode:	2483484#
* If dialing in from outside Canada or the USA, Please log in to this website to locate the toll-free number for your area.

Highlights of unaudited Q3 Interim Financial Results

All selected and referenced financial information should be read in conjunction with the Company’s unaudited interim consolidated financial statements and the related management’s discussion and analysis (“MD&A”) for the Q3-2017 period.

(unaudited - all in Canadian $)	Q3-2017	Q3-2016

Survey Revenues	$-	$-

Survey costs, net	261,658	200,443
General & Administrative Expenses	1,013,148	1,128,847
	1,274,806	1,329,290
Non-cash expenses:
Amortization Expenses	454,163	521,945
Stock Based Compensation Expense	162,724	218,000
	616,887	739,945

Foreign Exchange and other expenses, net	43,663	6,892
Total Expenses	1,935,356	2,076,127

Loss before income taxes	(1,935,356)	(2,076,127)
Income tax recovery/(expense)	0	(66,707)
Net loss for the period	(1,935,356)	(2,142,834)

Net loss per common share - Basic and diluted	(0.04)	(0.04)

(unaudited - all in Canadian $)	Q3-2017	Q3-2016
# of common shares outstanding at the end of the period	53,856,509	53,699,009
Weighted average # of common shares outstanding during the
period, basic and diluted	53,856,509	53,660,944

Cash provided by (used in):
Operating activities:
Net loss for the period	(1,935,356)	(2,142,834)
add back non-cash items, net	578,833	741,446
	(1,356,523)	(1,401,388)
Net change in working capital balances	(292,569)	(600,194)
Net cash used in operating activities	(1,649,092)	(2,001,582)

Financing activities	(9,252)	257,169
Investment activities	1,440,000	335,831
Net cash inflow	(218,344)	(1,408,582)

Cash and cash equivalents, start of period	288,046	1,873,304
Cash and cash equivalents, end of period	69,702	464,722

Total cash and short-term investments position:
Cash and cash equivalents	69,702	464,722
Short-term investments	60,000	2,845,053
Total cash and short-term investments	129,702	3,309,775

Net working capital balance	(296,846)	3,149,664

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

Forward-Looking Statements

This news release may include forward-looking statements. When used in this document, words such as “intends”, “plans”, “anticipates”, “expects” and “scheduled”, are forward-looking statements. Forward-looking statements are subject to a wide range of risks and uncertainties, and although the Company believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will be realized.  Any number of factors can cause actual results to differ materially from those in the forward-looking statements.  Risk factors facing NXT Energy are described in its most recent MD&A for the year ended December 31, 2016 which has been filed electronically by means of the System for Electronic Document Analysis and Retrieval ("SEDAR") located at www.sedar.com.  Such forward-looking statements are made as at the date of this news release, and the Company assumes no obligation to update or revise them, either publicly or otherwise, to reflect new events, information or circumstances, except as may be required under applicable securities law.

For further information, please contact:

George Liszicasz
President & CEO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) nor the OTC QB Markets accept responsibility for the adequacy or accuracy of this release.